                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                         La Jolla Pharmaceutical Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $ .01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    503459109
                                 (CUSIP Number)

                      Jose M. de Lasa, 100 Abbott Park Road
              Abbott Park, Illinois 60064-6049; Phone 847 937 8905
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ _ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 503459109
--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Abbott Laboratories
          IRS Identification No. 36-0698440
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [_]
                                                            (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS

     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                       [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
--------------------------------------------------------------------------------
NUMBER OF                (7)  SOLE VOTING POWER
SHARES                        2,603,104
BENEFICIALLY             -------------------------------------------------------
OWNED BY                 (8)  SHARED VOTING POWER
EACH                          0
REPORTING                -------------------------------------------------------
PERSON WITH              (9)  SOLE DISPOSITIVE POWER
                              2,603,104
                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     2,603,104
--------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                                   [_]

--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.4% (see Item 5 below)
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------


                                Page 2 of 4 pages

The following information amends and supplements the Schedule 13D filed on January 2, 1997 (the "Schedule 13D"), the First Amendment to the Schedule 13D filed on September 26, 1997, the Second Amendment to the Schedule 13D filed on December 17, 1998, and the Third Amendment to the Schedule 13D filed on April 17, 2001 (the "Third Amendment"). Capitalized terms used herein but not otherwise defined shall have the meanings described in the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of May 22, 2001, Abbott was the beneficial owner of 2,603,104 shares of Common Stock (the "Shares"), representing approximately 7.4% of the outstanding shares of the Common Stock.

          (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

          (c) In addition to the sales described in Item 5 of the Third Amendment, Abbott has effected the following open market sales of the Common Stock in the past 60 days:

     Date                     Number of Shares Sold         Average Price Per Share
     ----                     ---------------------         -----------------------
     April 19, 2001                25,000                        $5.20
     April 20, 2001                 7,500                        $5.20
     April 30, 2001                30,000                        $5.25
     May 1, 2001                    5,000                        $5.20
     May 2, 2001                    5,000                        $5.40
     May 7, 2001                    5,000                        $5.61
     May 8, 2001                   10,000                        $5.65
     May 11, 2001                  10,000                        $5.60
     May 14, 2001                  10,000                        $5.7975
     May 15, 2001                  12,500                        $5.9100
     May 16, 2001                  32,500                        $6.2785
     May 17, 2001                 170,000                        $7.291765
     May 18, 2001                   5,000                        $7.26
     May 21, 2001                   9,000                        $7.5733
     May 22, 2001                  10,000                        $7.5100

          (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, the Shares.

          (e)  Not applicable.


                                Page 3 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Abbott Laboratories


DATED: May 23, 2001                     By: /s/ Thomas C. Freyman
                                           -------------------------------------
                                           Thomas C. Freyman, Senior Vice
                                           President, Finance and Chief
                                           Financial Officer


                                Page 4 of 4 pages